Exhibit 99.1

PERDIGÃO S.A.

A Public Company

CNPJ n° 01.838.723/0001-27

Av. Escola Politécnica, n.º 760

São Paulo – SP

ANNOUNCEMENT TO THE MARKET

Perdigão S.A. (Bovespa: PRGA3; NYSE: PDA) wishes to notify the market that at a meeting of the Board of Directors held on June 9 2009, approval was given to the establishment of the Special Independent Committee, composed of Mrs. Manoel Cordeiro Silva Filho, Rami Naum Goldfajn and Nelson Vaz Hacklauer, the first two being independent board directors and the last, a member of the management designated by the Board, who shall jointly present their opinion with respect to the exchange ratio for the incorporation of shares of the remaining shareholders of Sadia S.A., this operation being a component part of the Association Agreement signed between Perdigão and Sadia on May 19 2009, the subject of an Announcement of a Material Fact of the same date.

São Paulo, June 9  2009

Leopoldo Viriato Saboya

CFO and Investor Relations Officer

Important Notice

This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.